SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                          The Leslie Fay Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   527016109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael J. Shef, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10036
                                 (212) 704-6000
            (Person Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

--------------------                                       --------------------
CUSIP No. 527016109                  13D                   Page 2   of  6 Pages
--------------------                                       --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John J. Pomerantz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF AND SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

     TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,660,764
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         390,798

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,660,764

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON IN


________________________________________________________________________________

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to include additional information as follows:

         To the knowledge of the Reporting Person and based on information contained in a Schedule 13D filed by the Three Cities Fund II, L.P. ("Fund II"), TCR Associates, L.P. ("TCR Associates"), Three Cities Research, Inc., ("Research"), Three Cities Offshore II C.V. ("Offshore II"), Three Cities Associates, N,V. ("TCA, N.V.") and J. William Uhrig ("Uhrig"), on May 24, 1999 and amended on August 5, 1999, August 25, 1999 and January 12, 2001 (the "Three Cities 13D"), by letter dated January 12, 2001 (the "Offer Letter, " attached hereto as Exhibit 1), Research, Fund II and Offshore II (collectively, the "Buyers") submitted a proposal to the Board of Directors of the Company concerning the acquisition by the Buyers of all of the outstanding shares of Common Stock of the Company not currently owned by the Buyers (the "Proposed Acquisition") for a cash purchase price of $3.50 per share (the "Consideration").

         The Buyers have calculated that, assuming that there are no dissenting shares, approximately $6,339,102 will be required to pay the aggregate Consideration payable to holders of Common Stock of the Company (other than shares held by the Buyers) at the closing of the Proposed Acquisition (based upon the number of outstanding shares of Common Stock set forth in the Form 10-Q of the Company, filed on November 14, 2000.) The Buyers expect that the funds to be used to pay the aggregate Consideration will come from available cash reserves. The transaction contemplated by the Offer Letter is subject to a number of terms and conditions set forth therein. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Offer Letter, which is expressly incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is amended to include additional information as follows:

         To the knowledge of the Reporting Person and based on the Three Cities 13D, pursuant to the Offer Letter, the Buyers have proposed the Proposed Acquisition. The Proposed Acquisition is subject to a number of terms and conditions set forth in the Offer Letter. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer Letter, which is expressly incorporated herein by reference.

         It is anticipated that upon the completion of the Proposed Acquisition the Common Stock of the Company will cease to be quoted on the Nasdaq SmallCap Market System and that the Common Stock of the Company will be de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         In the Three Cities 13D, the Buyers report that they intend to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the

Comon Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Buyers reserve the right to change their plans and intentions at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit       Description of Exhibit
    -------       ----------------------

      1. Letter from Three Cities Research, Inc., Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. to John J. Pomerantz, Chairman of the Board of Directors of the Company, dated as of January 12, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   February 13, 2001


                                                       /s/John J. Pomerantz
                                                       -------------------------
                                                          John J. Pomerantz

Exhibit    Description of Exhibit                                    Page No.
-------    ----------------------                                    --------

1.         Letter from Three Cities Research, Inc., Three Cities
           Fund II, L.P. and Three Cities Offshore II, C.V. to
           John J. Pomerantz, Chairman of the Board of Directors of the Company, dated as of January 12, 2001.